Exhibit 12.2
CONSUMERS ENERGY COMPANY
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Six Months Ended	Year Ended December 31
	June 30, 2010	2009	2008	2007	2006	2005
						(b)
Earnings as defined (a)
Pretax income from continuing operations	$310	$456	$562	$437	$167	$(590)
Exclude equity basis subsidiaries	—	—	—	—	(1)	(1)
Fixed charges as defined	154	313	276	293	307	316

Earnings as defined	$464	$769	$838	$730	$473	$(275)

Fixed charges as defined (a)
Interest on long-term debt	$123	$250	$229	$236	$286	$305
Estimated interest portion of lease rental	6	17	25	23	8	6
Other interest charges	25	46	22	34	13	5

Fixed charges as defined	$154	$313	$276	$293	$307	$316
Preferred dividends	2	3	3	3	3	3

Combined fixed charges and preferred dividends	$156	$316	$279	$296	$310	$319

Ratio of earnings to fixed charges	3.01	2.46	3.04	2.49	1.54	—

Ratio of earnings to combined fixed charges and preferred dividends	2.97	2.43	3.00	2.47	1.53	—

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million and combined fixed charges and preferred dividends exceeded earnings by $594 million. Earnings as defined include $1.2 billion of asset impairment charges.